
SQUEEGEE #11

2004 Annual Report

teel Technologies

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at a Glance

Steel Producers	Steel Processors	End Markets
Consolidating Steel Makers	Steel Technologies Inc.	Automotive Appliance Lawn & Garden Railcar Construction Consumer Goods Office Furniture

Attractive Niche Market

Through challenging economic and industry-changing environments, our Company has continued to thrive. While we have kept our energies keenly focused on the steel-processing segment, our efforts have been far from the status quo. We have continually expanded the resources we bring to market, broadened our scope of products and services, and strengthened our leadership position in the industry. Poised by our people, we have built a North American platform of operations that is recognized by our customers and suppliers as a critical partner in the supply chain. This approach continues to be the cornerstone of our growth strategy.

Financial Highlights

(in thousands except per share data and percentages)

		2004		2003	Change
For the Year Ending September 30,					
Sales	$	786,852	$	512,704	53%
Gross profit		91,168		44,924	103
Equity in net income of unconsolidated affiliates		2,852		1,058	170
Operating income		59,673		17,829	235
Net income		35,206		9,152	285
Diluted earnings per common share		3.05		0.92	232
Cash dividends per common share		0.20		0.20	–
Weighted average number of common shares outstanding - diluted		11,533		9,899	17
At Year-End					
Working capital	$	200,371	$	101,986	96%
Property, plant and equipment, net		108,593		106,615	2
Total assets		463,006		313,175	48
Long-term debt		114,000		94,680	20
Shareholders' equity		218,249		137,941	58
Shareholders' equity per common share		17.05		14.13	21
Shares outstanding		12,804		9,765	31

Steel Technologies

Our Company was founded in 1971 with the vision to become the leader in the steel processing industry, and we are now one of the largest independent flat-rolled steel processors in North America.

We have developed a North American platform of 20 facilities, including our joint ventures, that is strategically positioned in the steel producing and consuming markets throughout the United States and Mexico. We utilize the most advanced equipment to produce high-quality steel products and specialize in meeting exact specifications for customers in a variety of industries and end-use markets. Our broad geographic coverage allows us to provide our customers with efficient, just-in-time delivery.

In addition to our Company operations, our two joint ventures have given us access to new markets. Operating since 1987 and now with five facilities in the United States, Mi-Tech Steel, of which we own 50%, provides high-volume, high-quality steel processing for the growing Japanese transplant markets and the domestic automotive and appliance industries. Our other joint venture, Ferrolux Metals, of which we own 49%, is a certified minority-owned business enterprise that operates a facility in Michigan specializing in steel processing for exposed automotive applications.

We, along with our joint ventures, have consistently increased our processes and capabilities, adding 19 facilities and over 100 installations of precision equipment since our initial public offering in 1985. We intend to continue to pursue growth through acquisitions, expansion of existing facilities and capabilities, construction of new, greenfield facilities where we have identified a market opportunity, and development of our joint-venture operations.

Shares in Steel Technologies Inc. trade on the NASDAQ National Market under the symbol STTX. For more information about the Company, visit steeltechnologies.com on the World Wide Web.


☆ Headquarters
Louisville, Kentucky
Steel Technologies
Facilities
Portage, Indiana
Eminence, Kentucky
Ghent, Kentucky
Clinton, North Carolina (2)
Canton, Michigan
Kennett, Missouri
Cleveland, Ohio
Ottawa, Ohio
Berkeley, South Carolina
Matamoros, Mexico
Monterrey, Mexico
Queretaro, Mexico
Puebla, Mexico
Mi-Tech Steel
Facilities
Decatur, Alabama
Greensburg, Indiana
Madison, Mississippi
Murfreesboro, Tennessee (2)
Wayne, Michigan

On the cover:
Carlos Von Rossum F. / Commercial Director, Steel Technologies de Mexico, S.A. de C.V.
Tamara Maloni-Anderson / Inside Sales Manager

With ongoing consolidation among steel producers and an increasing focus on core suppliers by end-use customers, our strong North American platform allows us to *capitalize on favorable market trends* and positions us as the low-cost producer in the attractive niche market for steel processing.

Steel Technologies Inc. 2004 Fellow Shareholders

At Steel Technologies our people are committed to delivering superior value to our customers and shareholders. Nothing demonstrates this more clearly than our Company's growth during the past year.

We entered 2004 with strong momentum as a combination of substantial new business awards and a gradually improving economy fueled significant volume growth throughout our facilities. The year also was characterized by dramatic industry events including significant supply-demand imbalances and further industry consolidation. Early in the year, the steel industry experienced global raw material input shortages that were followed by significant price escalation. Our experienced and talented people met the challenges of rapid volume growth and turbulent market conditions by recording the strongest performance in our Company's history, posting record sales, shipments and net income.

Through challenging economic and industry-changing environments, our Company has continued to thrive. While we have kept our energies keenly focused on the steel-processing segment, our efforts have been far from the status quo. We have continually expanded the resources we bring to market, broadened our scope of products and services, and strengthened our leadership position in the industry. Powered by our people, we have built a North American platform of operations that is recognized by our customers and suppliers as a critical partner in the supply chain. This approach continues to be the cornerstone of our growth strategy.

left to right:

CARLOS VON ROSSUM G.
General Director, Steel Technologies de Mexico, S.A. de C.V.

STUART N. RAY
President & Chief Operating Officer, Mi-Tech Steel, Inc.

left to right:

BRADFORD T. RAY
Chairman of the Board & Chief Executive Officer

MICHAEL J. CARROLL
President & Chief Operating Officer

JOSEPH P. BELLINO
Chief Financial Officer & Treasurer



Sales for 2004 increased 53% to a record $787 million

left to right:
PAT CARROLL / Vice President–Sales, Central Region
TOM MOTTIER / Vice President–Sales, Midwest Region
JOE ROBINSON / Vice President–Sales, Mid-South Region





HOWARD BATES
Vice President–Technical Services

TRACI TUCKER
General Manager Inside Sales

During the past year, we were highly recognized by many of our key customers for how we managed our business during an unprecedented supply and pricing environment. In the process, we heightened our market-leadership position and reputation through the quality of our people, products and services.

Sales for fiscal 2004 increased 53% to a record $786.8 million from $512.7 million in the previous year on the strength of significant volume growth and higher average selling prices in the second half of the year. Shipments by Steel Technologies and our joint venture partners increased to approximately 2.2 million tons. This represented the highest shipment level ever achieved by the Company, and improved processing efficiencies and ongoing cost controls helped translate our sales gains into higher operating margins. As a result, our net income increased to a record $35.2 million or $3.05 per diluted share compared with $9.2 million or $0.92 per diluted share in fiscal 2003.

In fiscal 2004, we made several significant strides to support plans for continued growth and expansion. We completed a secondary stock offering for 2,905,000 shares, realizing net proceeds of $47.3 million. In addition, we completed a new, five-year, $135 million unsecured credit facility with our existing banking group, which may be expanded to $200 million under certain circumstances. Subsequent to our fiscal year-end, we issued $50 million of unsecured Senior Notes in a private placement. The notes have an average term of 9.4 years at a blended interest rate of 5.67%. Our increased access to various capital markets allows us to complement our strategic growth with sufficient capital availability.



Sales

We have realized significant *market growth* and continue to benefit from substantial new business.

left to right:
MARK CALCUTT / Vice President-Sales, Southeastern Region
DAVID STITT / District Manager, Eastern Region
TAD CARROLL / General Manager of Sales, Mid-East Region





Three producers now control over 70% of U.S. steel production



RICK REAVES
Purchasing Manager
Supplier Development

CURT CHASE
Vice President–Purchasing

Purchasing

We are well-aligned with the *newly consolidated and stronger* steel producers.

Steel Technologies' U.S. and Mexican operations posted a sales increase of 53% in 2004, as tons sold increased over 30% and year-over-year average pricing rose 18%. We realized significant market growth as we continue to benefit from substantial new business, an improving economy and customer trends to reduce suppliers and outsource non-core processes. In 2004, we expanded our sales with national accounts across all market segments by leveraging our combined Company and joint-venture network of 20 North American facilities.

Our Mexican operations completed another successful year, posting record sales and earnings, as sales in Mexico increased 78%. We are very pleased with the operating performance and the strength of our excellent management team. Our Mexican operations enjoy a leadership position in that country's growing steel market.

During 2004, we focused our capital projects throughout our North American operations on plant and capacity expansions, along with automation and process improvements. Many locations were further equipped with quality and productivity enhancing investments, and we continued to make cost-structure improvements while enhancing our service, quality and delivery performance. With these ongoing investments, we believe we have the most modern and productive steel processing facilities in North America.



left to right:
DAVE MCCARTY / Materials Manager
CASEY GRIFFIN / Supply Chain Manager

Combined shipments rose to approximately 2.2 million tons in 2004

Our Mi-Tech Steel joint venture experienced record earnings in 2004, fueled by a 47% increase in sales that benefited from growing demand from both Japanese transplants and domestic markets.

Mi-Tech Steel's future looks even brighter as it completed its first full year of operation of a steel processing facility in Canton, Mississippi, near the $1.5 billion Nissan auto production facility. In 2004, Mi-Tech expanded the capabilities of this facility to provide additional products and services. We anticipate continued strong contributions to earnings from Mi-Tech Steel in fiscal 2005.

Ferrolux Metals Company, LLC, our 49%-owned minority business enterprise, had a very strong year and made a positive contribution to our earnings stream. During 2004, Ferrolux saw its customer base grow as it expanded its servicing for the exposed automotive steel processing markets.

Looking to 2005, we expect the economy to continue a broad-based recovery and we foresee continued consolidation by both our customers and suppliers. We believe this will be positive for our North American marketing approach, as we continue to leverage our facilities and broad capabilities to serve both steel

Manufacturing

We believe we have *the most modern and productive* steel producing facilities in North America.



left to right:

MARK JINDRA / General Manager–Ghent/Portage
RUSSELL PARISH / General Manager–Eminence
TONY ARMSTRONG / General Manager–Production Planning
DICKSON MARTIN / General Manager–Berkeley/Clinton



LEE WATKINS
Vice President–Operations

RICK FURBER
Vice President–Manufacturing
Strip Products

Our 2004 secondary stock offering raised more than $47 million in new capital

producers and large national customers. We expect that substantially higher raw material input costs, which we experienced in 2004, will persist in 2005. As a result, the 2005 pricing environment will likely remain at elevated levels for the foreseeable future.

We are committed to achieving our strategic objectives of expanding our leadership position in the steel processing industry through the disciplined execution of our business plan. Our growth strategy includes the pursuit of market growth through attractive acquisitions, expansion of existing facilities and capabilities, greenfield construction, and further development of our existing joint ventures.

As our customers and suppliers assume a broader global presence, we are ready to respond to their increased demand by expanding our boundaries. While we believe there is substantial room for further growth in the markets we currently serve, we will continue to work with our customers and position our Company for the future.

We have been highly committed to strengthening our management team and developing leaders throughout our Company. As a result, our people, facilities and financial structure have never been stronger. We believe this platform will help build a bright future for our Company and our shareholders.

On behalf of our Board of Directors and employees, thank you for your continued support of Steel Technologies.

Bradford T. Ray
Chairman and Chief Executive Officer

Michael J. Carroll
President and Chief Operating Officer

Administration

Our people, technology, systems and financial structure *have never been stronger.*

left to right:
BILL MERRICK / Tax Manager, Internal Audit
NANCY AMETTIS / Accounting Manager
JOHN BAUMANN / General Counsel & Secretary




SCOTT ALSUP
Chief Information Officer

Selected Financial Data

(In thousands, except per share results)

Income Statement Data	2004	2003	2002	2001	2000
	Years Ended September 30				
Sales	$ 786,852	$ 512,704	$ 475,398	$ 436,655	$ 469,632
Cost of goods sold	695,684	467,780	415,763	388,363	418,680
Gross profit	91,168	44,924	59,635	48,292	50,952
Selling, general and administrative expenses	34,347	28,153	29,664	29,382	28,133
Equity in net income (loss) of unconsolidated affiliates [1]	2,852	1,058	1,540	(6,832)	898
Operating income [2]	59,673	17,829	31,511	12,078	23,717
Income before income taxes	55,612	13,292	25,465	5,497	16,177
Net income	35,206	9,152	15,794	764	10,212
Diluted earnings per common share	$ 3.05	$ 0.92	$ 1.60	$ 0.07	$ 0.94
Diluted weighted average number of common shares outstanding	11,533	9,899	9,886	10,308	10,857
Basic earnings per common share	$ 3.12	$ 0.94	$ 1.62	$ 0.07	$ 0.94
Basic weighted average number of common shares outstanding	11,284	9,748	9,762	10,267	10,818
Cash dividends per common share	$ 0.20	$ 0.20	$ 0.16	$ 0.12	$ 0.12

Balance Sheet Data	2004	2003	2002	2001	2000
	Years Ended September 30				
Working capital	$ 200,371	$ 101,986	$ 82,363	$ 80,427	$ 97,428
Total assets	463,006	313,175	305,912	289,103	315,389
Long-term debt	114,000	94,680	74,900	89,110	115,394
Shareholders' equity	218,249	137,941	131,730	124,985	127,032

Other Data	2004	2003	2002	2001	2000
	Years Ended September 30				
Capital expenditures, including acquisitions and investments in and advances to unconsolidated affiliates	$ 17,255	$ 26,462	$ 7,128	$ 11,033	$ 32,010
Shareholders' equity per common share	17.05	14.13	13.63	12.23	12.14
Depreciation and amortization	14,889	13,878	15,108	15,351	13,929

(1) 2001 includes $7,500 impairment charge

(2) 2002, 2001 and 2000 includes goodwill amortization of $733, $731 and $623, respectively

Selected Quarterly Financial Data

(In thousands, except per share results)

Fiscal Year 2004	First	Second	Third	Fourth
Sales	$ 130,789	$ 184,842	$ 232,041	$ 239,180
Gross profit	10,777	19,576	26,409	34,406
Net income	2,398	6,902	10,537	15,369
Diluted earnings per common share	$ 0.24	$ 0.68	$ 0.81	$ 1.18
Basic earnings per common share	$ 0.25	$ 0.70	$ 0.83	$ 1.20

Fiscal Year 2003	First	Second	Third	Fourth
Sales	$ 126,009	$ 130,140	$ 129,603	$ 126,952
Gross profit	13,770	11,161	9,235	10,758
Net income	3,790	1,992	972	2,398
Diluted earnings per common share	$ 0.38	$ 0.20	$ 0.10	$ 0.24
Basic earnings per common share	$ 0.39	$ 0.20	$ 0.10	$ 0.25

Market Price and Dividend Information

The Company's common stock trades on The Nasdaq Stock Market under the symbol STTX. At December 3, 2004, there were approximately 403 shareholders of record. The Company's current dividend policy provides for semiannual payments of cash dividends. The following table shows cash dividends and high, low and closing prices for the common stock for each quarter of fiscal 2004 and 2003. Nasdaq National Market System quotations are based on actual transactions.

	Stock Price			
Fiscal Year 2004	High	Low	Close	Dividends
First Quarter	$ 19.44	$ 12.20	$ 17.69	$ 0.10
Second Quarter	$ 20.93	$ 15.51	$ 19.32	
Third Quarter	$ 24.80	$ 18.85	$ 22.08	$ 0.10
Fourth Quarter	$ 26.61	$ 19.38	$ 25.62	

	Stock Price			
Fiscal Year 2003	High	Low	Close	Dividends
First Quarter	$ 23.25	$ 15.01	$ 16.96	$ 0.10
Second Quarter	$ 19.45	$ 8.50	$ 8.96	
Third Quarter	$ 11.50	$ 8.75	$ 10.11	$ 0.10
Fourth Quarter	$ 13.00	$ 9.53	$ 12.47	

Management's Discussion and Analysis of Financial Condition and Results of Operations

When used in the following discussion, the word "expects" and other similar expressions are intended to identify forward-looking statements, which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Specific risks and uncertainties include, but are not limited to, general business and economic conditions; cyclicality of demand in the steel industry, specifically in the automotive market; work stoppages; risk of business interruptions affecting automotive manufacturers; competitive factors such as pricing and availability of steel; reliance on key customers; and potential equipment malfunctions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date thereof. We undertake no obligation to republish revised forward-looking statements to reflect the occurrence of unanticipated events or circumstances after the date hereof. Unless the context otherwise requires, references to "we", "us" or "our" refer collectively to Steel Technologies Inc. and its subsidiaries.

Application of Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. Actual results could differ from these estimates under different assumptions and conditions. On an ongoing basis, we monitor and evaluate our estimates and assumptions.

A summary of significant accounting policies used in the preparation of the consolidated financial statements is described in Note 1 of the Notes to Consolidated Financial Statements.

Our most critical accounting policies include the valuation of accounts receivable, which impacts selling, general and administrative expense, and the assessment of recoverability of goodwill and long-lived assets. Management reviews the estimates, including, but not limited to, the allowance for doubtful accounts on a regular basis and makes adjustments based on historical experience, current market conditions and future expectations. The reviews are performed regularly and adjustments are made as required by currently available information. We believe these estimated are reasonable, but actual results could differ from these estimates.

Allowance for Doubtful Accounts Receivable

Our accounts receivable represent those amounts which have been billed to our customers but not yet collected. An allowance for doubtful accounts is maintained for estimated losses resulting from the inability of our customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, sales, recoveries and credit losses, the monitoring of portfolio credit quality, and current and projected economic and market conditions. If the financial condition of our customers were to deteriorate, resulting in an impairment of the ability to make payments beyond previously established terms, additional allowances may be required. Uncollectible accounts receivable are written off against the allowance for doubtful accounts receivable when management determines that the probability of payment is remote and collections efforts have ceased.

Long-Lived Assets

Long-lived assets with estimated useful lives are depreciated to their residual values over those useful lives in proportion to the economic value consumed. We review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or undiscounted cash flows value is required. Future changes in circumstances, cash flow estimates and estimates of fair value could affect the valuations.

Goodwill is reviewed annually, or sooner if indicators of impairment exist, for impairment using the present value technique to determine the estimated fair value of goodwill associated with each reporting entity. If the goodwill is indicated as being impaired (the present value of cash flows (fair value) of the reporting unit is less than the carrying amount), the fair value of the reporting unit would then be allocated to our assets and liabilities in a manner similar to

Management's Discussion and Analysis of Financial Condition and Results of Operations

the purchase price allocation in order to determine the implied fair value of the reporting unit goodwill. This implied fair value of the reporting unit goodwill would then be compared with the carrying amount of the reporting unit goodwill and, if it were less, we would then recognize an impairment loss.

Considerable management judgment is necessary to assess impairment and estimate fair value. The projection of future cash flows for the goodwill impairment analysis requires significant judgment and estimates with respect to future revenues related to the assets and the future cash outlays related to those revenues. Actual revenues and related cash flows or changes in anticipated revenues and related cash flows could result in changes in the assessment and result in an impairment charge. The assumptions used in our evaluations, such as forecasted growth rates, cost of capital, tax rates and residual values are consistent with our internal projections and operating plans. The use of different assumptions, including cash flows and discount rates, could increase or decrease the related impairment charge.

Overview

We are one of the largest independent flat-rolled steel processors in North America. Our North American platform of 20 facilities, including our unconsolidated affiliates, is strategically positioned in the steel producing and consuming markets throughout the United States and Mexico. We bring value to our customers through precision steel processing as well as supply chain management, quality control and technical support. We utilize the most advanced equipment to produce high-quality steel products and specialize in meeting exact specifications for customers in a variety of industries and end use markets including automotive, lawn and garden, appliance and rail car industries. Our broad geographic coverage allows us to provide our customers with efficient just-in-time delivery.

We focus our sales and marketing strategies to more fully leverage our North American platform of value added steel processing facilities. We have been successful in growing our volume across all operations and have gained meaningful market growth, both with existing and new customers across a wide range of end use markets. Our broad capabilities and geographic presence offers distinct competitive advantages to customers that have multi-plant operations throughout the United States, Canada and Mexico. This has allowed us to expand with regional and large national accounts.

Sales increased 53% to a record $786,852,000 in fiscal 2004 from $512,704,000 in fiscal 2003 and net income increased to $35,206,000 or $3.05 per diluted share in fiscal 2004 from $9,152,000 or $0.92 per diluted share in fiscal 2003 on approximately 17% more weighted average diluted shares outstanding. In fiscal 2004, our tons sold of company-owned steel products increased 31% over fiscal 2003 to a record 1,248,000 tons. In fiscal 2004, we worked through market conditions that were unlike any we have experienced in the past. We worked closely with our customers through very tight supply conditions and an unprecedented pricing environment. We anticipate continued volume growth of approximately 10% to 15% for the first quarter of fiscal 2005. With our recent investments we are well positioned to manage these higher volumes.

Our largest unconsolidated affiliate, Mi-Tech Steel, Inc. (Mi-Tech Steel), experienced 47% growth in revenue in fiscal 2004 compared to fiscal 2003. Mi-Tech Steel is well positioned with their network of facilities to grow with transplant automotive customers and other large national accounts.

Our gross profit margin was 11.6% in fiscal 2004 compared to 8.8% in fiscal 2003. Our gross profit margin improved due to higher sales levels primarily related to our market growth and to a lesser extent our increases in selling prices in the latter half of the year to offset increased raw material costs.

During 2004, our steel suppliers were impacted by the shortage of raw materials resulting in unprecedented increases affecting the cost to steel producers on scrap, coke, iron ore and energy. As a result, the North American steel producers implemented temporary raw material price increases to offset these costs until conditions subside. We are currently subject to raw material price increases from our suppliers. We intend to continue to pass on these price increases to our customers. As a result we anticipate continued selling price increases in fiscal 2005. To the extent we are unable to continue to pass on these price increases, the profitability of our business could be adversely affected.

As a result of a weaker U.S. dollar, increasing demand, the consolidation of the steel producing industry and continued shortages of raw materials, our raw material costs increased in fiscal 2004. We remain diligent and focused on our supplier relations and in securing material to support our customer requirements. As supply conditions may remain tight in the foreseeable future, we have aligned our business with the most viable North American producer base and expect to maintain adequate supply to support our valued customers and projected growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

During fiscal 2004 we have enhanced our capital structure in three ways. First, we successfully completed a secondary public stock offering during our second fiscal quarter of 2004. We raised approximately $47,322,000 which was used to reduce the debt outstanding on our unsecured line of credit facility. Next, we entered into a five year, $135,000,000 unsecured revolving credit facility in September 2004 which may be expanded to $200,000,000 under certain circumstances. Finally, in October 2004, we issued $50,000,000 in unsecured senior notes with an average term of 9.4 years and a blended interest rate of 5.67%. This financial structure allows us to continue to implement strategic growth initiatives, through additional investments in current operations, future potential acquisitions and existing affiliates.

Financial Highlights (in thousands except per share data, other data and percentages)

	For the Year Ended September 30				
	2004		2003		
(Unaudited)	Actual	% of Sales	Actual	% of Sales	% Change
Sales	$ 786,852	100.0%	$ 512,704	100.0%	53%
Gross profit	91,168	11.6	44,924	8.8	103
Selling, general and administrative expenses	34,347	4.4	28,153	5.5	22
Equity in net income of unconsolidated affiliates	2,852	0.4	1,058	0.2	170
Operating income	59,673	7.6	17,829	3.5	235
Interest expense, net	4,029	0.5	4,906	0.9	(18)
Net income	35,206	4.5	9,152	1.8	285
Diluted earnings per common share	$ 3.05		$ 0.92		232
Cash dividends per common share	$ 0.20		$ 0.20		–
Other Data					
Average days sales outstanding	56.5		52.4		8
Inventory turnover	3.9		5.5		(29)
Return on equity	16.1%		6.6%		144

Results of Operations – Fiscal 2004 Compared to Fiscal 2003

Sales

We posted net sales of $786,852,000 for the fiscal year ended September 30, 2004, an increase of 53% from sales of $512,704,000 for the fiscal year ended September 30, 2003. Tons shipped of company-owned steel products in the fiscal 2004 increased approximately 31% to 1,248,000 tons compared to fiscal 2003 as a result of continued market growth with large national accounts and improved economic conditions. The average selling price of company-owned steel products increased approximately 18% for fiscal 2004 as compared to the previous year.

Gross profit

In fiscal 2004 our gross profit margin was 11.6% compared to 8.8% for fiscal 2003. Cost of goods sold increased 48.7% in fiscal 2004 compared to fiscal 2003. Cost of materials sold increased $210,218,000 due to higher sales volume and increased raw material costs. The remaining increase in cost of goods sold of $17,686,000 was primarily a result of increased labor costs and related fringe benefits and increased delivery costs due to higher sales volume.

Our gross profit margin improved somewhat from an escalating price environment due to rising raw material costs. We expect average raw material costs in the first quarter of fiscal 2005 to exceed average raw material costs of fiscal 2004 as a result of steel supply shortages, steel industry consolidation and higher raw material price increases that were implemented by our suppliers. We intend to continue to pass on these price increases to our customers to mitigate the impact on our gross profit margin. If we are unable to continue to pass through future price increases to our customers, our gross margins will decrease.

Management's Discussion and Analysis of Financial Condition and Results of Operations

However, we may also be able to offset rising material costs and positively impact gross profit by achieving production cost efficiencies and product mix improvements.

Selling, general and administrative expenses

Selling, general and administrative costs for fiscal 2004 were $34,347,000 compared to $28,153,000 for fiscal 2003, an increase of $6,194,000. The increase is primarily attributable to an increase in company wide bonus plan expenses of approximately $4,266,000 which are tied to company profits, higher selling and travel expenses of $1,846,000 to increase our market coverage, an increase in bad debt expense of $436,000 attributable to higher sales levels and an increase of $386,000 in remaining general expenses. The increase was partially offset by cost reductions achieved in 2004 in the amount of $740,000 from a combined non-recurring state payroll tax incentive and a reduction of property tax expenses as a result of receiving an assessment at amounts significantly lower than estimated.

Selling, general and administrative costs were 4.4% and 5.5% of sales in 2004 and 2003, respectively. We continue to actively manage the level at which selling, general and administrative expenses are added to our cost structure.

Equity in net income of unconsolidated affiliates

Our share of the income of our unconsolidated affiliates increased to $2,852,000 for fiscal 2004 compared to $1,058,000 for fiscal 2003. Our largest unconsolidated affiliate, Mi-Tech Steel, experienced 47% sales growth during fiscal 2004 as compared to fiscal 2003. The continued ramping up of the Nissan Motor Co., Ltd.'s new Canton, Mississippi operation contributed positively to Mi-Tech Steel's earnings. Mi-Tech Steel's newest facility located near the Nissan Mississippi operation has completed a $4,000,000 follow-on expansion to handle automotive exposed processing to service Nissan and other businesses in the southern region of the U.S.

Interest expense

Net interest expense for fiscal 2004 decreased to $4,029,000 from $4,906,000 for fiscal 2003. The decrease is primarily attributable to lower interest rates on variable rate debt during fiscal 2004 as compared to fiscal 2003 partially offset by a $269,000 expense related to the early retirement of our private placement note in June 2004.

Gain on disposals/writeoffs of property, plant and equipment

In fiscal 2003, we recorded a $369,000 pre-tax gain on disposals/writeoffs of property, plant and equipment primarily from the sale of our Elkton, Maryland facility.

Income tax expense

For fiscal 2004 and 2003 our effective income tax rate was 36.7% and 31.1%, respectively. During fiscal 2003, we recorded an income tax benefit of approximately $294,000 attributable to state and foreign income tax apportionment that were more favorable than originally estimated and recognized a non-recurring state income tax benefit of approximately $200,000. These items decreased the effective income tax by 3.8% in fiscal 2003.

Results of Operations – Fiscal 2003 Compared to Fiscal 2002

Sales

We achieved sales of $512,704,000 in fiscal 2003, an increase of 37,306,000 or 8% from fiscal 2002 sales of $475,398,000. Tons shipped of company-owned steel products in fiscal 2003 decreased approximately 3% compared to fiscal 2002 while the average selling price of company-owned steel products for the year increased approximately 11% from the previous year. In fiscal 2003, the average sales price of company-owned steel products reflected pricing levels resulting from price increases initiated in the fourth quarter of fiscal 2002. Accordingly, the average sales price for the first nine months of fiscal 2003 was significantly higher compared to the corresponding nine month period in the prior year. During the fourth quarter of fiscal 2003, the average sales price began to trend down compared to the previous year.

Management's Discussion and Analysis of Financial Condition and Results of Operations

We focus significant resources on the automotive industry and generate a major portion of business from selling manufacturing component parts to the automotive industry. Year-to-date production levels in the North American automotive industry over our 2003 fiscal year decreased 3% as compared to fiscal 2002, which adversely impacted our sales. We attempt to increase market share utilizing our network of resources by developing a substantial amount of new business with both existing and new customers.

Gross profit

Our gross profit margin was 8.8% in 2003 compared to 12.5% in 2002. Cost of goods sold increased 13% in fiscal 2003 compared to fiscal 2002. Higher priced inventory acquired in the first half of fiscal 2003, which was not fully offset by price increases to customers, adversely impacted our gross profit margin. Lower sales volume and a 17% increase in the average cost of materials sold contributed to an increase of $50,297,000 in cost of goods sold. The remaining increase in cost of goods sold of $1,720,000 is attributable to lower volume spread over certain fixed manufacturing costs. The steel tariffs implemented during 2002 may have had the effect of reducing foreign supply. However, we believe that a weaker U.S. dollar, shipping costs and domestic steel industry consolidation have had, and may have, more of an impact on the pricing and availability of steel inventory in the U.S. than tariffs. A weaker U.S. dollar made it difficult for many foreign steel producers to profitably sell steel products in the U. S., which resulted in a decreased supply of steel, increasing U.S. steel prices. Also, escalating overseas freight costs made it more expensive for foreign producers to ship steel products into the U.S. Further, domestic steel consolidations resulted in a shutdown of equipment at a number of mills which reduced the availability of steel products, increasing U.S. steel prices.

Selling, general and administrative expenses

Selling, general and administrative costs decreased approximately 5.1% or $1,511,000 in fiscal 2003 primarily as a result of the reduction of goodwill amortization of $733,000 as a result of adopting FAS 142 (see Note 6 of the Company's Notes to Consolidated Financial Statements) and reduction in management bonuses of approximately $800,000 which are tied to our profits, offset by an increase in miscellaneous expenses of $22,000. Selling, general and administrative costs were 5.5% and 6.2% of sales in 2003 and 2002, respectively.

Equity in net income of unconsolidated affiliates

Our share of income of our unconsolidated affiliates was $1,058,000 in fiscal 2003 and $1,540,000 in fiscal 2002. Our share of Mi-Tech Steel's earnings declined as a result of higher priced inventory which was not fully offset by price increases to customers, lower operating levels and an increase of approximately $150,000 in pre-operation expenses incurred in connection with our Canton, Mississippi and Decatur, Alabama steel processing operations.

Interest expense

Net interest expense decreased to $4,906,000 in fiscal 2003 from $5,232,000 in fiscal 2002. The decrease was primarily the result of lower interest rates on our variable rate debt in fiscal 2003 as compared to fiscal 2002 partially offset by higher average borrowings during fiscal 2003.

Gain on disposals/writeoffs of property, plant and equipment

In fiscal 2003, we recorded a $369,000 pre-tax gain on disposals/writeoffs of property, plant and equipment primarily from the sale of our Elkton, Maryland facility. In fiscal 2002, we recorded a loss on disposals/writeoffs of property, plant and equipment of $814,000 as a result of equipment improvements and upgrades.

Income tax expense

Our effective income tax rate was approximately 31.1% in fiscal 2003. During fiscal 2003, we recorded an income tax benefit of approximately $294,000 attributable to state and foreign income tax apportionment that were more favorable than originally estimated and recognized a non-recurring state income tax benefit of approximately $200,000. These items decreased the effective income tax by 3.8% in fiscal 2003.

Our effective income tax rate was approximately 38.0% in fiscal 2002. Non-deductible goodwill amortization expense of approximately $733,000 recorded during fiscal 2002 (see Note 6 of the Company's Notes to Consolidated Financial Statements) increased the effective tax rate by 1.1% in fiscal 2002.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

At September 30, 2004, we had $200,371,000 of working capital, maintained a current ratio of 2.79:1 and had total debt at 34% of total capitalization. Generally, in periods of economic expansion and increased demand for our products, our working capital requirements increase. Conversely, in periods of economic contraction and reduced demand for our products, our working capital requirements decrease.

Average days sales outstanding to customers was 57 days as of September 30, 2004 compared to 52 as of September 30, 2003. We expect average days sales outstanding to increase to 60 days during the first quarter of fiscal 2005. Average days inventory was 92 days as of September 30, 2004 compared to 69 days as of September 30, 2003. We expect average days inventory to decrease to 65 days during the first fiscal quarter of 2005.

Our average payment days to suppliers was 47 days as of September 30, 2004 compared to 38 days as of September 30, 2003. We expect average payment days to suppliers to decrease to 45 days during the first fiscal quarter of 2005.

During fiscal 2004, cash used in operations was $43,028,000, primarily working capital related. We increased inventories by $94,769,000 and accounts receivable by $49,538,000 to support our sales growth, which was partially offset by an increase in accounts payable of $41,638,000. This working capital increase was financed primarily through borrowings on our line of credit facility.

Capital expenditures for 2004 totaled $17,255,000 primarily for various capacity improvement projects. We continue to expand production capacity to serve the growing needs of customers and invest in automation to improve productivity and make our operations more efficient. For fiscal 2005, the capital additions to all facilities are expected to approximate $15,000,000.

We maintain an equity investment of approximately $25,744,000 in our 90%-owned Mexican subsidiary. Additional investments in our Mexican operations, if required, would be financed with available funds from our bank line of credit.

The translation of the financial statements of our Mexican subsidiary from local currencies to the U.S. dollar subjects us to exposure relating to fluctuating exchange rates. However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. We do not consider our exposure to exchange rate risks to be material and consider the Mexican peso a relatively stable currency. We do not typically manage our related foreign currency exchange rate risk through the use of financial instruments. Foreign currency transaction gains included in sales were $468,000, $353,000 and $371,000 during 2004, 2003 and 2002, respectively.

We maintain a 50% equity investment in Mi-Tech Steel and a 49% equity investment in Ferrolux Metals Co., LLC. As part of our strategy to develop the operations of our unconsolidated affiliates, we loaned Mi-Tech Steel $2,000,000 on September 30, 2003. The loan is subordinate to all existing Mi-Tech Steel loans and matures September 30, 2006. Interest is paid at maturity at a LIBOR based interest rate.

Additional equity contributions to our unconsolidated affiliates are not required and we do not guarantee any obligations of our unconsolidated affiliates. While distributions from Mi-Tech Steel are permitted, if authorized by Mi-Tech Steel's board of directors, such distributions are restricted by one of Mi-Tech Steel's loan agreements. Such restrictions limit distributions to 15% of Mi-Tech Steel's net income in any fiscal year. Distributions from Mi-Tech Steel are not, and are not expected to be, material sources of liquidity for us. Mi-Tech Steel's liquidity needs are met primarily by their cash flows from operating activities and existing line of credit facility. Cash flows from operations and available borrowing capabilities are expected to meet Mi-Tech Steel's future needs.

On March 31, 2004, we completed a public stock offering of 2,905,000 shares of common stock at a price of $17.25. We realized net proceeds of approximately $47,322,000 from this offering and used these proceeds to reduce borrowings under our line of credit facility. The completion of this offering has allowed us to continue to implement our strategic growth initiatives.

On June 1, 2004, we prepaid the entire principal balance of $5,680,000 outstanding on the private placement note which required a final principal payment in March 2005. With this prepayment we were required to pay a make-whole payment of $269,000 which is included in interest expense.

Borrowings and repayments under our line of credit agreement are initiated as needed to fund our operating and investing activities described above. During fiscal 2004, we borrowed $88,000,000 to finance our working capital needs and repaid $74,400,000 on our indebtedness. Net proceeds of $47,322,000 realized from the completion of our public stock offering were used to reduce borrowings under our line of credit facility.

Management's Discussion and Analysis of Financial Condition and Results of Operations

On September 2, 2004, we entered into a $135,000,000 unsecured revolving credit facility with our existing banking group which matures in September 2009. The new credit facility replaces a $151,000,000 unsecured credit facility that was scheduled to mature in August 2005. Our existing banking group can elect to expand the availability to $200,000,000 at our request under certain circumstances. Interest on the facility is paid with various variable options on the interest rate, none of which are greater than the bank's prime. We have primarily elected to use the LIBOR based interest rate and to a lesser extent the prime interest rate on our outstanding borrowings under the agreement. At September 30, 2004, there was $114,000,000 outstanding on the credit facility.

Subsequent to our fiscal year end, on October 21, 2004, we issued $50,000,000 in unsecured senior notes which have an average term of 9.4 years and a blended interest rate of 5.67%. The notes are comprised of $10,000,000 of 5.33% Series A Senior Notes due October 21, 2011 and $40,000,000 of 5.75% Series B Senior Notes due October 21, 2014. The proceeds from the notes were used to reduce borrowings outstanding on our revolving line of credit facility.

Provisions contained in our revolving credit facility and unsecured senior notes require us to maintain specified levels of net worth, maintain certain financial ratios and limit capital expenditures, operating leases, capital leases and additional debt. We are in compliance with our loan covenants, and none of these covenants would restrict the completion of currently planned capital expenditures.

Cash requirements, contractual obligations and contingencies

Our liquidity needs are met primarily by our cash flows from operating activities and our line of credit facility. Operating cash flows are somewhat influenced by cyclicality of demand in the steel industry, especially in the automotive market. We anticipate borrowing on our existing line of credit facility to support our continued growth and to meet our working capital needs. Cash flows from operations and available borrowing capabilities are expected to meet our future needs.

We have entered into operating leases to meet the needs of our facilities. The following table summarizes the annual payments of outstanding debt and non-cancelable operating leases required as of September 30, 2004.

	Debt	Operating Leases
2005	$ –	$ 1,096,000
2006	–	1,035,000
2007	–	950,000
2008	–	776,000
2009	114,000,000	530,000
After 2009	–	166,000
Total	$ 114,000,000	$ 4,553,000

We have entered into an agreements to purchase electricity through February 2005 to meet our minimum needs for our Canton, Michigan facility. However, there is no minimum energy consumption required during the term of the agreements.

At this time, we have no other known material obligations, commitments or demands that must be met beyond the next twelve months.

We believe all manufacturing facilities are in compliance with applicable federal and state environmental regulations. We are not presently aware of any fact or circumstance, which would require the expenditure of material amounts for environmental compliance.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Related Party Transactions

We have various transactions with Mi-Tech Steel (see Note 5 of our Notes to Consolidated Financial Statements).

We sell scrap steel products to a company owned by Stuart N. Ray, an officer and director of Steel Technologies (see Note 16 of our Notes to Consolidated Financial Statements). Management reports these transactions to the Audit Committee of the Board of Directors as frequently as requested by the Committee, but at least annually. Most recently, in April 2004, the Audit Committee reviewed and approved these transactions. We have the ability to continue or cease selling scrap steel to this company at any time.

During 2002, we repurchased 600,000 shares of our common stock from our founding chairman, Merwin J. Ray, for $6,000,000.

Impact of Recently Issued Accounting Pronouncements

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting right (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). The provisions of FIN 46, as amended by FASB Staff Position 46-6, "Effective Date of FIN 46," are effective immediately for VIEs created after January 31, 2003 and no later than December 31, 2003 for VIEs created before February 1, 2003. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosure in filings issued after January 31, 2003. We have determined that we do not have any VIEs and the adoption of FIN 46 did not have an impact on our financial position, results of operations or cash flows.

On March 31, 2004, the FASB issued a proposed Statement, *Share-Based Payment*, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally would require instead that such transactions be accounted for using a fair-value-based method. If adopted in its current form, the proposed Statement would be effective for any interim or annual period beginning after June 15, 2005.

On October 22, 2004 the American Jobs Creation Act of 2004 was passed. This law provides a phased in deduction for a percentage of qualified income from domestic production activities. We will assess the impact of this change in tax law as further authoritative guidance becomes available.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage, and requires that these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. We do not expect the adoption of SFAS No. 151 to have a material impact on our financial position, results of operation or cash flows.

Consolidated Balance Sheets

(In thousands, except shares)

	September 30 2004	September 30 2003
Assets		
Current assets:		
Cash and cash equivalents	$ 2,273	$ 2,758
Trade accounts receivable, less allowance for doubtful accounts: $3,318 in 2004 and $1,808 in 2003	123,546	74,595
Inventories	178,490	84,301
Deferred income taxes	2,471	1,198
Prepaid expenses and other assets	5,629	4,628
Total current assets	312,409	167,480
Property, plant and equipment (at cost), net of accumulated depreciation	108,593	106,615
Investments in and advances to unconsolidated affiliates	22,312	19,604
Goodwill	18,148	18,148
Other assets	1,544	1,328
	$ 463,006	$ 313,175
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	$ 90,859	$ 49,609
Accrued liabilities	14,901	10,165
Income taxes payable	6,278	–
Long-term debt due within one year	–	5,720
Total current liabilities	112,038	65,494
Long-term debt	114,000	94,680
Deferred income taxes	18,295	14,872
Other long-term liabilities	424	188
Total liabilities	244,757	175,234
Commitments and contingencies		
Shareholders' equity:		
Preferred stock, no par value; 500,000 shares authorized; none issued or outstanding	–	–
Common stock, no par value; 50,000,000 shares authorized; issued and outstanding shares: 12,804,073 in 2004 and 9,765,409 in 2003	69,466	20,371
Treasury stock at cost: 2,626,742 in 2004 and 2,573,953 in 2003	(24,238)	(23,169)
Additional paid-in capital	5,170	5,098
Retained earnings	174,025	141,073
Accumulated other comprehensive loss	(6,174)	(5,432)
Total shareholders' equity	218,249	137,941
	$ 463,006	$ 313,175

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(In thousands, except per share results)

	For the Years Ended September 30		
	2004	2003	2002
Sales	$ 786,852	$ 512,704	$ 475,398
Cost of goods sold	695,684	467,780	415,763
Gross profit	91,168	44,924	59,635
Selling, general and administrative expenses	34,347	28,153	29,664
Equity in net income of unconsolidated affiliates	2,852	1,058	1,540
Operating income	59,673	17,829	31,511
Interest expense, net	4,029	4,906	5,232
Loss (gain) on disposals/writeoffs of property, plant and equipment	32	(369)	814
Income before income taxes	55,612	13,292	25,465
Provision for income taxes	20,406	4,140	9,671
Net income	$ 35,206	$ 9,152	$ 15,794
Weighted average number of common shares outstanding-diluted	11,533	9,899	9,886
Diluted earnings per common share	$ 3.05	$ 0.92	$ 1.60
Weighted average number of common shares outstanding-basic	11,284	9,748	9,762
Basic earnings per common share	$ 3.12	$ 0.94	$ 1.62

Consolidated Statements of Comprehensive Income

(In thousands)

	For the Years Ended September 30		
	2004	2003	2002
Net income	$ 35,206	$ 9,152	$ 15,794
Foreign currency translation adjustment	(902)	(2,201)	(1,714)
Change in unrealized loss on cash flow hedges, net of tax expense (benefit) of $ 92 in 2004, $287 in 2003 and ($153) in 2002	160	460	(256)
Comprehensive income	$ 34,464	$ 7,411	$ 13,824

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share amounts)

For the Years Ended September 30, 2004, 2003 and 2002

	Common Stock		Treasury Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive	
	Shares	Amount	Shares	Amount	Capital	Earnings	Loss	Total
Balances, September 30, 2001	10,217	$17,348	1,823	$(15,203)	$ 4,909	$119,652	$ (1,721)	$124,985
Net income						15,794		15,794
Net issuance of common stock under incentive stock option plan	123	1,385	19	(295)				1,090
Repurchase of common stock under stock repurchase program	(677)		677	(6,592)				(6,592)
Cash dividends on common stock ($.16 per share)						(1,577)		(1,577)
Foreign currency translation							(1,714)	(1,714)
Change in unrealized loss on cash flow hedges, net of tax							(256)	(256)
Balances, September 30, 2002	9,663	18,733	2,519	(22,090)	4,909	133,869	(3,691)	131,730
Net income						9,152		9,152
Net issuance of common stock under incentive stock option plan	102	1,638	55	(1,079)				559
Tax effect of options exercised - disqualifying dispositions					189			189
Cash dividends on common stock ($.20 per share)						(1,948)		(1,948)
Foreign currency translation							(2,201)	(2,201)
Change in unrealized loss on cash flow hedges, net of tax							460	460
Balances, September 30, 2003	9,765	20,371	2,574	(23,169)	5,098	141,073	(5,432)	137,941
Net income						35,206		35,206
Net issuance of common stock under public offering	2,905	47,322						47,322
Net issuance of common stock under incentive stock option plan	134	1,773	53	(1,069)				704
Tax effect of options exercised - disqualifying dispositions					72			72
Cash dividends on common stock ($.20 per share)						(2,254)		(2,254)
Foreign currency translation							(902)	(902)
Change in unrealized loss on cash flow hedges, net of tax							160	160
Balances, September 30, 2004	12,804	$69,466	2,627	$(24,238)	$ 5,170	$174,025	$ (6,174)	$218,249

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)

	For the Years Ended September 30		
	2004	2003	2002
Cash Flows From Operating Activities:			
Net income	$ 35,206	$ 9,152	$ 15,794
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	14,889	13,878	14,375
Amortization	–	–	733
Deferred income taxes	2,241	1,315	1,252
Equity in net income of unconsolidated affiliates	(2,852)	(1,058)	(1,540)
Loss (gain) on disposals/writeoffs of property plant and equipment	32	(369)	814
Increase (decrease) in cash resulting from changes in:			
Trade accounts receivable	(49,538)	(948)	(8,891)
Inventories	(94,769)	3,608	(21,518)
Prepaid expenses and other assets	(2,053)	(1,805)	(1,094)
Accounts payable	41,638	(15,193)	22,779
Accrued liabilities	12,178	(2,478)	3,989
Net cash (used in) provided by operating activities	(43,028)	6,102	26,693
Cash Flows From Investing Activities:			
Purchases of property, plant and equipment	(17,255)	(14,637)	(7,132)
Proceeds from sale of property, plant and equipment	–	2,603	865
Acquisition	–	(9,825)	–
Distributions from unconsolidated affiliates	211	45	73
Investment in and advances to unconsolidated affiliates	–	(2,000)	4
Net cash used in investing activities	(17,044)	(23,814)	(6,190)
Cash Flows Fom Financing Activities:			
Proceeds from long-term debt	88,000	58,500	24,000
Principal payments on long-term debt	(74,400)	(38,759)	(38,735)
Cash dividends on common stock	(2,254)	(1,948)	(1,577)
Repurchase of common stock	–	–	(6,592)
Net issuance of common stock	48,026	559	1,090
Other	175	175	175
Net cash provided by (used in) financing activities	59,547	18,527	(21,639)
Effect of exchange rate changes on cash	40	(184)	(117)
Net (decrease) increase in cash and cash equivalents	(485)	631	(1,253)
Cash and cash equivalents, beginning of year	2,758	2,127	3,380
Cash and cash equivalents, end of year	$ 2,273	$ 2,758	$ 2,127
Supplemental Cash Flow Disclosures:			
Cash payments for interest	$ 4,200	$ 4,878	$ 5,162
Cash payments for taxes	$ 10,941	$ 5,636	$ 6,219
Supplemental Schedule of Noncash Investing and Financing Activities:			
Fair value of assets acquired	$ –	$ 9,845	$ –
Liabilities assumed	–	20	–
Net cash paid	$ –	$ 9,825	$ –

The accompanying notes are an integral part of the consolidated financial statements.

1. Summary of Significant Accounting Policies:

Description of the Business: Steel Technologies Inc. is an intermediate steel processor engaged in the business of processing flat rolled steel to specified thickness, width, temper and finish requirements for customers' manufacturing processes. A majority of its sales are to industrial customers in North America, manufacturing component parts for use in the automotive industry. Steel Technologies Inc. operates in one reportable segment.

Principles of Consolidation: The consolidated financial statements include the accounts of Steel Technologies Inc. and its majority-owned subsidiaries (the Company). The Company's investments in unconsolidated affiliates are accounted for by the equity method based on the percentage of common ownership and control. All significant intercompany transactions have been eliminated.

Cash and Cash Equivalents: Cash and cash equivalents include highly liquid investments with an original maturity of three months or less. The carrying value of cash equivalents approximates fair value due to the short-term maturity of the securities.

Allowance for Doubtful Accounts Receivable: The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance is maintained at a level considered appropriate based on historical and other factors that affect collectibility. The factors include historical trends of write-offs, sales, recoveries and credit losses; the monitoring of portfolio credit quality; and current and projected economic and market conditions. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of the ability to make payments beyond previously established terms, additional allowances may be required. Uncollectible accounts receivable are written off against the allowance for doubtful accounts receivable when management determines that the probability of payment is remote and collection efforts have ceased.

Inventories: Inventories are valued at the lower of cost or market. Cost is determined using the specific identification method for all inventories.

Depreciation and Amortization: Depreciation is computed using the straight-line method with the following estimated useful lives:

Buildings and improvements	10-25 years
Machinery and equipment	3-12 years

When properties are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts with any resulting gain or loss reflected in results of operations. Maintenance and repairs are expensed in the year incurred. The Company capitalizes interest costs as part of the cost of constructing major facilities. Interest costs of $178,000, $167,000 and $80,000 were capitalized in 2004, 2003 and 2002, respectively.

Long-Lived Assets: We review the carrying value of our long-lived assets for impairment whenever changes in events and circumstances indicate that the carrying amount of the assets may not be recoverable. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or undiscounted cash flows value is required.

Goodwill represents the excess of the purchase price over the fair value of net assets acquired through acquisitions accounted for using the purchase method of accounting. Effective October 1, 2002, the Company adopted Statement of Financial Accounting Standard (SFAS) No. 142, "Goodwill and Other Intangible Assets" and ceased amortization of goodwill (see Note 6).

In the event that facts and circumstances indicate that the carrying value of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with an asset would be compared to the asset's carrying value to determine if a write-down to market value or discounted cash flow value is required.

Revenue Recognition: The Company recognizes revenue for the sale of Company-owned products when the customer takes title to goods shipped, risk of loss passes to the customer, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable. The Company recognizes revenue from toll processing services upon shipment of goods. Sales returns and allowances are recorded as reductions to sales and are provided for based on historical experience and current customer activities.

Notes to Consolidated Financial Statements

Stock-Based Compensation: At September 30, 2004, the Company had stock-based compensation plans which are described more fully in Note 13. As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation" and amended by SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure," the Company follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock option plans under the intrinsic value based method. Accordingly, no stock-based compensation expense has been recognized for stock options issued under the plans as all stock options granted under the plans had an exercise price greater than or equal to the market value of the underlying common stock on the date of grant. Had compensation expense been determined based on the fair value of the stock options at the grant date consistent with the provisions of SFAS No. 123, the Company's net income and basic and diluted net income per share would have been impacted as follows (in thousands except per share data):

(In thousands, except per share results)	For the Years Ended September 30 2004	2003	2003
Net income - as reported	$ 35,206	$ 9,152	$ 15,794
Total stock-based employee compensation expense (benefit) determined under fair value based method for all awards, net of taxes	395	160	(10)
Net income - pro forma	$ 34,811	$ 8,992	$ 15,804
Diluted net income per share - as reported	$ 3.05	$ 0.92	$ 1.60
Diluted net income per share - pro forma	$ 3.02	$ 0.91	$ 1.60
Basic net income per share - as reported	$ 3.12	$ 0.94	$ 1.62
Basic net income per share - pro forma	$ 3.08	$ 0.92	$ 1.62

Earnings Per Common Share: Earnings per share for all periods presented have been calculated and presented in accordance with SFAS No. 128, "Earnings Per Share." Basic earnings per share excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company.

Foreign Currency Translation: The Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of the Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange, and revenues and expenses are translated at average rates of exchange in effect during the period. Resulting translation adjustments are reported as a component of comprehensive income. Foreign currency transaction gains are included in sales when incurred and were $468,000, $353,000 and $371,000 for the fiscal years ending 2004, 2003 and 2002, respectively.

Comprehensive Loss: Accumulated other comprehensive loss consists of the following:

(In thousands)	September 30 2004	2003
Cumulative translation adjustment	$ 6,174	$ 5,272
Unrealized loss on cash flow hedges, net of tax	–	160
	$ 6,174	$ 5,432

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications: Certain prior year amounts have been reclassified to conform with the current year presentation with no effect on net income or shareholders' equity.

Notes to Consolidated Financial Statements

2. Acquisitions:

On March 7, 2003, the Company completed the purchase of certain assets from Cold Metal Products, Inc. (Cold Metal Products) as approved by the U.S. Bankruptcy Court in Youngstown, Ohio. The purchase price consisted of approximately $9,825,000 and the assumption of approximately $20,000 of liabilities. The assets purchased included land, building and certain steel processing equipment at the Ottawa, Ohio facility, certain equipment located in Indianapolis, Indiana and selected inventory and accounts receivable. The Company financed the acquisition with its existing credit facility.

The acquisition has been recorded under the purchase method of accounting, with the operating results being included in the Company's consolidated financial statements since the date of acquisition. The following unaudited pro forma consolidated results of operations have been prepared as if the acquisition of the assets of Cold Metal Products had occurred at the beginning of the corresponding period.

(In thousands, except per share data)	Years Ended September 30	
(Unaudited)	2003	2002
Sales	$ 524,368	$ 512,867
Net income	$ 9,039	$ 16,233
Diluted net income per share	$ 0.91	$ 1.64
Basic net income per share	$ 0.93	$ 1.66

This unaudited pro forma information is presented for informational purposes only and is not necessarily indicative of future operating results.

3. Inventories:

Inventories consist of:

	September 30	
(In thousands)	2004	2003
Raw materials	$ 132,570	$ 58,204
Finished goods and work in process	45,920	26,097
	$ 178,490	$ 84,301

4. Property, Plant and Equipment:

Property, plant and equipment and related accumulated depreciation consist of the following:

	September 30	
(In thousands)	2004	2003
Land and improvements	$ 6,283	$ 5,953
Buildings and improvements	65,847	60,732
Machinery and equipment	151,641	141,304
Construction in progress	9,124	10,517
	232,895	218,506
Less accumulated depreciation	124,302	111,891
	$ 108,593	$ 106,615

Notes to Consolidated Financial Statements

5. Investments in and Advances to Unconsolidated Affiliates:

Mi-Tech Steel owns and operates four high-volume steel slitting facilities to serve Japanese and domestic automotive and appliance parts manufacturers in the United States. Summarized condensed consolidated financial information of Mi-Tech Steel, a fifty percent owned company accounted for by the equity method follows:

Balance Sheets (In thousands)	September 30 2004	September 30 2003
Assets:		
Current assets	$ 98,154	$ 54,247
Other assets	33,435	31,796
Liabilities:		
Current liabilities	$ 65,786	$ 31,610
Long-term liabilities	28,654	22,390

Statement of Operations (In thousands)	For the Years Ended September 30		
	2004	2003	2002
Net sales	$ 209,972	$ 142,559	$ 141,323
Gross profit	$ 15,672	$ 8,829	$ 10,372
Net income	$ 5,109	$ 1,581	$ 2,614

The Company's equity in undistributed net income of Mi-Tech Steel was $8,976,000 and $6,421,000 at September 30, 2004 and 2003, respectively. While distributions from Mi-Tech Steel are permitted if authorized by Mi-Tech Steel's Board of Directors, such distributions are restricted by one of Mi-Tech Steel's loan agreements. Such restrictions limit distributions to 15% of Mi-Tech Steel's net income in any fiscal year.

Pursuant to an agreement, the Company loaned Mi-Tech Steel $2,000,000 on September 30, 2003. The loan is subordinate to all existing Mi-Tech Steel loans and matures September 30, 2006. Interest is paid at maturity at a LIBOR based interest rate, which was 3.59% at September 30, 2004.

Beginning in April 2003, Mi-Tech Steel is being reimbursed for operating costs of its Decatur, Alabama facility by Steel Technologies Inc. and Mi-Tech Steel's other owner. Under this arrangement the Company reimbursed Mi-Tech Steel $1,140,000 and $400,000 during fiscal 2004 and 2003, respectively. Mi-Tech Steel is pursuing alternatives to sell its pickling equipment in Decatur, which has a carrying value of $2,364,000.

The Company has various other transactions with Mi-Tech Steel. The Company has recorded sales of $1,960,000, $1,931,000 and $2,767,000 in 2004, 2003 and 2002, respectively and accounts receivable of $612,000 and $53,000 as of September 30, 2004 and 2003, respectively for products and services sold at prevailing market prices to Mi-Tech Steel. Included in operating income of the Company are management fees and equity from the net income of Mi-Tech Steel totaling $3,476,000, $1,531,000 and $2,003,000 in 2004, 2003 and 2002, respectively.

6. Goodwill:

The Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets" effective October 1, 2002. Under SFAS No. 142, goodwill is no longer amortized but is tested for impairment annually using a fair-value based approach. During the quarter ended December 31, 2002, the Company performed the initial impairment test of goodwill and no impairments were indicated. The annual impairment test was performed during the fourth quarter of fiscal 2004 and no impairments were indicated.

Notes to Consolidated Financial Statements

The following table adjusts reported net income and earnings per share for the year ended September 30, 2002 to exclude amortization of goodwill.

(In thousands, except per share data)	September 30 2002
Net income as reported	$ 15,794
Add back amortization of goodwill	733
Adjusted net income	$ 16,527
Earnings per common share as reported – diluted	$ 1.60
Add back amortization of goodwill	0.07
Adjusted earnings per common share – diluted	$ 1.67
Earnings per common share as reported – basic	$ 1.62
Add back amortization of goodwill	0.07
Adjusted earnings per common share – basic	$ 1.69

7. Long-tem Debt:

Long-term debt consists of the following:

(In thousands)	September 30 2004	September 30 2003
Notes payable to bank, unsecured under current line of credit; interest rates at September 30, 2004 and 2003 ranged from 3.20% to 4.75% and 2.79% to 4.00%, respectively	$ 114,000	$ 89,000
Notes payable, unsecured, interest due monthly at 8.52%	–	11,400
	114,000	100,400
Less amount due within one year	–	5,720
	$ 114,000	$ 94,680

In September 2004, the Company entered into a $135,000,000 unsecured revolving credit facility with its existing banking group which matures in September 2009. The new credit facility replaces a $151,000,000 unsecured credit facility that was scheduled to mature in August 2005. Under certain circumstances, the new facility can be expanded to $200,000,000. Interest on the facility is paid with various variable options on the interest rate, none of which are greater than the bank's prime. The Company has elected to use both the LIBOR based interest rate and the prime interest rate on its outstanding borrowings under the agreement. At September 30, 2004, there was $114,000,000 outstanding on this credit facility.

On June 1, 2004, the Company prepaid the remaining principal balance of $5,680,000 outstanding on the private placement note which required a final principal payment in March 2005. With this prepayment the Company was required to pay a make-whole payment of $269,000 which is included in interest expense.

Subsequent to the Company's fiscal year end, on October 21, 2004, the Company issued $50,000,000 in unsecured senior notes which have an average term of 9.4 years and a blended interest rate of 5.67%. The notes are comprised of $10,000,000 of 5.33% Series A Senior Notes due October 21, 2011 and $40,000,000 of 5.75% Series B Senior Notes due October 21, 2014. The proceeds from the notes were used to reduce borrowings outstanding on our revolving line of credit facility.

Provisions contained in the Company's revolving credit facility and unsecured senior notes require the Company to maintain specified levels of net worth, maintain certain financial ratios and limit capital expenditures, operating leases, capital leases and additional debt. The fair value of debt instruments approximates the carrying value at September 30, 2004.

Notes to Consolidated Financial Statements

8. Financial Instruments:

In order to mitigate a portion of the market risk on its variable rate debt, the Company entered into two separate interest rate swap contracts with major financial institutions on August 30, 2001. Under the terms of the first contract, which matured in August 2003, the Company received a LIBOR based variable interest rate and paid a fixed interest rate of 4.24% on a notional amount of $15,000,000. Under the terms of the second contract, which matured in February 2004, the Company received a LIBOR based variable interest rate and paid a fixed interest rate of 4.48% on a notional amount of $15,000,000. The variable interest rate paid on the contracts was determined based on LIBOR on the last day of the applicable month, which was consistent with the variable rate determination on the underlying debt. At September 30, 2004, the Company has no interest rate swaps.

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" as amended, establishes accounting and reporting standards requiring that every derivative financial instrument be recorded on the balance sheet at its fair value. SFAS No. 133 requires all derivatives be recognized as either assets or liabilities in the balance sheet at their fair value, and sets forth the manner in which gains and losses thereon are to be recorded. The treatment of such gains or losses is dependent upon the type of exposure, if any, for which the derivative is designated as a hedge. Gains and losses for qualifying hedges can be deferred in accumulated other comprehensive loss and recognized in the income statement along with the related results of the hedged item. SFAS No. 133 requires that the Company formally document, designate and assess the effectiveness of such transactions in order to qualify for hedge accounting treatment.

The Company designated its interest rate swap contracts as cash flow hedges of anticipated interest payments under its variable rate line of credit agreement. Gains and losses on these swaps that were recorded in accumulated other comprehensive loss were reclassified into net income as interest expense, net in the periods in which the related variable interest was paid. The Company reclassified approximately $160,000 recorded in accumulated other comprehensive loss into net income as interest expense, net during fiscal 2004.

9. Shareholders' Equity:

In March 2004, the Company completed a public stock offering of 2,905,000 shares of common stock at a price of $17.25. The Company realized net proceeds of approximately $47,322,000 from this offering.

In April 1998, the Company adopted a shareholder rights plan by declaring a dividend of one right for each share of Common Stock outstanding payable to shareholders of record on May 14, 1998. Each right entitles shareholders to buy one one-hundredth of a share of series A junior participating preferred stock for $50 per share. The rights may be exercised only if a person or group acquires 20% or more of the outstanding shares of common stock or announces a tender offer or exchange offer that would result in ownership of 20% or more of the common stock. The rights currently trade with the Company's common stock and may be redeemed by the Board of Directors for one cent per right until they become exercisable, and thereafter under certain circumstances. The rights expire in 2008.

The Company's Articles of Incorporation authorized 500,000 shares of no par value preferred stock, of which 200,000 shares have been reserved and designated Series A 1998 junior participating preferred stock for possible issuance under the Company's shareholder rights plan. As of September 30, 2004, no preferred shares have been issued.

On January 22, 1998, the Board of Directors approved a plan under which Steel Technologies may repurchase up to 500,000 shares of its common stock. Subsequently, the Board of Directors authorized repurchase of an additional 1,000,000 shares on September 30, 1998 and another additional 1,000,000 shares on April 30, 2000 for a total of 2,500,000 shares. Shares were purchased from time to time at prevailing prices in open market transactions, subject to market conditions, share price and other considerations. The Company has completed the program with 2,500,000 shares acquired for an aggregate of $21,795,000 through September 30, 2002. During fiscal 2002, the Company repurchased approximately 677,000 shares of common stock for $6,592,000.

10. Retirement Plan:

The Company maintains a 401(k) defined contribution pension plan. Annual expense provisions are based upon the level of employee participation, as the plan requires the Company to match a certain portion of the employees' contributions. Total retirement plan expense was $1,177,000, $1,015,000 and $948,000 in 2004, 2003 and 2002, respectively. The Company follows the policy of funding retirement plan contributions as accrued.

11. Income Taxes:

The following table represents the components of the provision for income taxes:

	For the Years Ended September 30		
(In thousands)	2004	2003	2002
Current:			
Federal	$ 15,453	$ 3,043	$ 7,073
State, local and foreign	2,712	(218)	1,346
	18,165	2,825	8,419
Deferred:			
Federal	(141)	166	521
State, local and foreign	2,382	1,149	731
	2,241	1,315	1,252
	$ 20,406	$ 4,140	$ 9,671

Undistributed earnings of the Company's foreign subsidiary at September 30, 2004, are considered to be indefinitely reinvested. Accordingly, the calculation of and provision for deferred taxes are not practicable. Upon distribution of those earnings in the form of dividends or otherwise, the earnings may become taxable.

Deferred income taxes are recorded at currently enacted rates and result from temporary differences in the recognition of revenues and expenses for tax and financial statement purposes. The primary temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

	September 30	
(In thousands)	2004	2003
Deferred tax assets:		
Inventory capitalization	$ 416	$ 177
Provision for doubtful accounts	1,026	370
Non deductible liabilities	1,029	651
Total deferred tax assets	2,471	1,198
Deferred tax liabilities:		
Accelerated depreciation	11,112	10,113
Assets deductible for tax purposes	6,241	3,715
Undistributed earnings of unconsolidated affiliate	691	494
Other, net	251	550
Total deferred tax liabilities	18,295	14,872
Net deferred tax liabilities	$ 15,824	$ 13,674

Notes to Consolidated Financial Statements

A reconciliation of the provision for income taxes with amounts computed by applying the federal statutory rate to income before income taxes follows:

	For the Years Ended September 30		
	2004	2003	2002
Tax at U.S. federal statutory rate	35.0%	34.0 %	35.0%
State and local income taxes, net of U.S. federal tax benefit	2.8	3.1	3.0
Equity in net income of unconsolidated affiliates	(1.4)	(2.2)	(1.8)
Revision of prior year income tax estimates and adjustment for non-recurring state income tax matter	–	(4.2)	(0.4)
Other, net	0.3	0.4	2.2
	36.7%	31.1%	38.0%

12. Operating Leases:

The Company leases certain property and equipment from third parties under non-cancelable operating lease agreements. Rent expense under operating leases was $1,767,000, $1,540,000 and $1,671,000 for the years ended September 30, 2004, 2003 and 2002, respectively. Future minimum lease payments for non-cancelable operating leases having a remaining term in excess of one year at September 30, 2004 are as follows:

2005	$ 1,096,000
2006	1,035,000
2007	950,000
2008	776,000
2009	530,000
Thereafter	166,000
Total	$ 4,553,000

13. Contingencies:

From time to time, in the normal course of business, the Company is involved in certain litigation and claims pending with respect to various business matters. In the event there is any resulting liability with respect to such claims, it is management's opinion they will not have a material affect on the Company's consolidated financial statements.

14. Stock Option Plans:

Under its employee stock option plans, the Company may grant employees incentive stock options to purchase shares at not less than 100% of market value at date of grant or non-qualified stock options at a price determined by the Compensation Committee of the Company's Board of Directors. Generally, options are exercisable at the rate of 20% a year beginning one year from date of grant and expire ten years from the date of grant.

As permitted under APB 25, the Company does not recognize compensation expense related to stock options, as no stock options are granted below the market price on the date of grant (see Note 1).

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions for the year ended September 30, 2003:

	2003
Expected dividend yield	1.5%
Expected stock price volatility	46.0%
Weighted average risk-free interest rate	3.5%
Expected life of options (years)	7.0

There were no options granted during 2004 and 2002. The fair value of options granted during 2003 was $6.13 per share.

The summary of the status of all of the Company's stock incentive plans as of September 30, 2004, 2003 and 2002 and changes during the years then ended is presented below:

	Shares Under Plans	Range of Option Prices Per Share	Weighted Average Exercise Price
Balance, September 30, 2001	791,500	$ 5.34 – $12.51	$ 9.36
Granted	–	–	–
Exercised	(135,850)	$ 5.34 – $12.00	$ 9.76
Canceled	(85,000)	$ 8.73 – $12.51	$ 11.54
Balance, September 30, 2002	570,650	$ 5.34 – $12.00	$ 8.94
Granted	195,000	$10.49 – $11.54	$ 10.72
Exercised	(150,385)	$ 5.34 – $11.63	$ 10.33
Canceled	(1,000)	$11.38	$ 11.38
Balance, September 30, 2003	614,265	$ 5.34 – $12.00	$ 9.16
Granted	–	–	–
Exercised	(182,006)	$ 5.34 – $12.00	$ 9.27
Canceled	–	–	–
Balance, September 30, 2004	432,259	$ 5.34 – $12.00	$ 9.11

The following table summarizes information about stock options outstanding and exercisable:

	September 30, 2004				
	Options Outstanding:			Options Exercisable:	
Range of Exercise Prices	Number Outstanding at 9/30/04	Weighted Average Remaining Contracted Life	Weighted Average Exercise Price	Number Exercisable at 9/30/04	Weighted Exercise Price
$ 5.34 - $ 8.00	151,004	5.87	$ 5.68	65,404	$ 6.12
$ 8.00 - $12.00	281,255	7.04	$ 10.95	125,355	$11.23
$ 5.34 - $12.00	432,259	6.63	$ 9.11	190,759	$ 9.48

At September 30, 2004, there were 91,000 shares available for granting of stock options under the Company's stock option plans. All unexercised options expire from 2006 to 2013.

15. Net Income Per Share Computations:

The following is a reconciliation of the numerator of the basic and diluted per share computations:

	For the Years Ended September 30		
(In thousands, except per share results)	2004	2003	2003
Net income	$ 35,206	$ 9,152	$ 15,794
Shares (denominator) used for diluted per share computations:			
Weighted average shares of common stock outstanding	11,284	9,748	9,762
Plus: dilutive effect of stock options	249	151	124
Adjusted weighted average shares	11,533	9,899	9,886
Shares (denominator) used for basic per share computations:			
Weighted average shares of common stock outstanding	11,284	9,748	9,762
Net income per share data:			
Basic	$ 3.12	$ 0.94	$ 1.62
Diluted	$ 3.05	$ 0.92	$ 1.60

Notes to Consolidated Financial Statements

All outstanding options are included in the diluted earnings per share calculation above for the years ended September 30, 2004 and 2002. Options to purchase 175,665 shares for the year ended September 30, 2003 were excluded from the calculation above because the exercise prices of the options were greater than the average market price of the Company's stock during the periods.

16. Related Party Transactions:

The Company has various transactions with Mi-Tech Steel (see Note 5).

The Company has recorded sales of $18,369,000, $6,936,000 and $4,674,000 in 2004, 2003 and 2002, respectively and has accounts receivable of $4,714,000 and $1,337,000 as of September 30, 2004 and 2003, respectively, for scrap products sold to a company owned by certain officers and directors of the Company. Management reports these transactions to the Audit Committee of the Board of Directors as frequently as requested by the Committee, but at least annually. Most recently, in April 2004, the Audit Committee reviewed and approved these transactions. The Company has the ability to continue or cease selling scrap steel to this company at any time.

During 2002, the Company repurchased 600,000 shares of its common stock from its founding chairman for $6,000,000.

17. Impact of Recently Issued Accounting Pronouncements:

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51" (FIN 46). The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting right (variable interest entities, or VIEs) and how to determine when and which business enterprise should consolidate the VIE (the primary beneficiary). The provisions of FIN 46, as amended by FASB Staff Position 46-6, "Effective Date of FIN 46," are effective immediately for VIEs created after January 31, 2003 and no later than December 31, 2003 for VIEs created before February 1, 2003. In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest make additional disclosure in filings issued after January 31, 2003. The Company has determined that it does not have any VIEs and the adoption of FIN 46 does not have an impact on our financial position, results of operations or cash flows.

On March 31, 2004, the FASB issued a proposed Statement, *Share-Based Payment*, that addresses the accounting for share-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. The proposed Statement would eliminate the ability to account for share-based compensation transactions using APB Opinion No. 25 and generally would require instead that such transactions be accounted for using a fair-value-based method. If adopted in its current form, the proposed Statement would be effective for any interim or annual period beginning after June 15, 2005.

On October 22, 2004 the American Jobs Creation Act of 2004 was passed. This law provides a phased in deduction for a percentage of qualified income from domestic production activities. The Company will assess the impact of this change in tax law as further authoritative guidance becomes available.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs - an Amendment of ARB No. 43." SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and spoilage, and requires that these items be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal." In addition, SFAS No. 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of SFAS No. 151 are effective for inventory costs incurred during fiscal years beginning after June 15, 2005, with earlier application permitted. The Company does not expect the adoption of SFAS No. 151 to have a material impact on our financial position, results of operation or cash flows.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Steel Technologies Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Steel Technologies Inc. and its subsidiaries at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company ceased amortizing goodwill effective October 1, 2002.

PricewaterhouseCoopers LLP

Louisville, Kentucky
December 9, 2004

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

At September 30, 2004, our debt is comprised of variable-rate borrowings under our line of credit facility which matures in September 2009. As of September 30, 2004, there was $114,000,000 outstanding on this credit facility at a weighted average interest rate of 3.43%. Accordingly, we are exposed to market risks related to changes in interest rates. We continually monitor these risks and develop appropriate strategies to manage them. Accordingly, from time to time, we may enter into certain derivative financial instruments to manage interest rate exposures. We do not enter into derivative financial instrument transactions for speculative purposes.

Foreign Currency Risk

The translation of the assets and liabilities of our Mexican subsidiary from their local currencies to the U.S. dollar subjects us to exposure related to fluctuating exchange rates. We do not use any derivative instruments to manage this risk.

Our Mexican subsidiary uses the peso as the functional currency and the assets and liabilities of our Mexican subsidiary are translated into U.S. dollars at the year-end rate of exchange. Resulting translation adjustments were $902,000, $2,201,000 and $1,714,000 during fiscal 2004, 2003 and 2002, respectively, and are reported as a reduction in comprehensive income. A stronger exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2004 would result in additional comprehensive income of approximately $200,000. Likewise, a weaker exchange rate of the peso relative to the U.S. dollar of 1% at September 30, 2004 would result in additional comprehensive loss of approximately $200,000.

However, this exposure is mitigated somewhat by a large percentage of transactions denominated in the U.S. dollar. The effect of the change in the exchange rate from the date a transaction is initiated until the date a transaction is settled with a cash receipt or cash payment is recorded as a transaction gain or loss in our financial statements. Foreign currency transaction gains included in sales were $468,000, $353,000 and $371,000 and during fiscal 2004, 2003 and 2002, respectively. A stronger average exchange rate of the peso during fiscal 2004 relative to the U.S. dollar of 1% would result in additional foreign currency transaction losses of approximately $100,000. Likewise, a weaker average exchange rate of the peso during fiscal 2004 relative to the U.S. dollar of 1% would result in additional foreign currency transaction gains of approximately $100,000.

Directors and Officers

Bradford T. Ray, Director
Chairman of the Board &
Chief Executive Officer

Michael J. Carroll, Director
President &
Chief Operating Officer

Stuart N. Ray, Director
Vice President &
President & Chief Operating
Officer, Mi-Tech Steel, Inc.

Merwin J. Ray, Director
Founding Chairman

Doug A. Bawel, Director [1,2]
President & Chief Executive Officer
Jasper Engines & Transmissions

Jimmy Dan Conner, Director [1]
Vice President
BB&T / Old Colony Insurance

Mark G. Essig, Director [1,2]
President & Chief Executive Officer
Barjan Products, LLC

William E. Hellmann, Director
Member
Stites & Harbison, PLLC

Andrew J. Payton, Director [1,2]
Owner & President
Payton & Associates

Joseph P. Bellino
Chief Financial Officer & Treasurer

John M. Baumann, Jr.
General Counsel & Secretary

[1] Compensation Committee
[2] Audit Committee

Brad A. Goranson
Senior Vice President – Sales

Howard F. Bates, Jr.
Vice President – Technical Services

L. Curtis Chase
Vice President – Purchasing

Lee F. Watkins
Vice President – Operations

Richard P. Furber
Vice President – Manufacturing
Strip Products

Mark Calcutt
Vice President – Sales
Southeastern Region

Patrick M. Carroll
Vice President – Sales
Central Region

Thomas E. Mottier
Vice President – Sales
Midwest Region

Joseph P. Robinson
Vice President – Sales
Mid-South Region

W. Scott Alsup
Chief Information Officer

Carlos A. von Rossum Garza
General Director
Steel Technologies de Mexico, S.A.
de C.V.

Corporate Office
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110

Company Website
www.steeltechnologies.com

Transfer Agent
National City Bank
Cleveland, Ohio

To change name, address, ownership or stock, to report a lost dividend check or lost stock certificate, to consolidate accounts, or for other inquires, please contact National City Bank Shareholder Services directly at:

P. O. Box 92301
Cleveland, Ohio 44193-0900
(800) 622-6757
(216) 476-8508 fax

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Louisville, Kentucky

Form 10-K
Information about Steel Technologies Inc., including the Form 10-K, may be obtained by writing to Mr. Joseph P. Bellino, Chief Financial Officer, at the Company's corporate office. In addition, the Company makes available free of charge through its website at www.steeltechnologies.com annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports filed with or furnished to the SEC. The reports are available as soon as reasonably practical after the company electronically files such material with the SEC, and may be found under SEC Filings in the Investor Relations section of the website.

Annual Meeting
9:00 a.m. EST
January 27, 2005
Louisville Marriott East
1903 Embassy Square Boulevard
I-64 & Hurstbourne Lane
Louisville, Kentucky

Corporate Office
Steel Technologies Inc.
15415 Shelbyville Road
Louisville, Kentucky 40245
(502) 245-2110

Steel Technologies